SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                             November 28, 2001

                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)

        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F   X          Form 40-F _____
                  -------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes _____         No   X
                              ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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01/CAT/23

Page 1 of 3

FOR IMMEDIATE RELEASE

07.00 GMT, 02.00 EST Monday 26 November 2001

For Further Information Contact:

Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
------------------------------          ------------------------------------
Tel: +44 (0) 1763 263 233               Tel: +44 (0) 20  7601 1000
David Chiswell, CEO                     Kevin Smith
John Aston, Finance Director            Graham Herring
Rowena Gardner, Head of Corporate
Communications

Lonza Group                             BMC Communications/The Trout Group (USA)
-----------                             ----------------------------------------
Dr. Walter Eschenmoser                  Tel: 001 212 477 9007
Communications/Investor Relations       Brad Miles, ext 17 (media)
Tel:  +41 61 316 8363                   Brandon Lewis, ext.15 (investors)
Fax: + 41 61 316 82 20


             CAMBRIDGE ANTIBODY TECHNOLOGY AND LONZA BIOLOGICS
                    ANNOUNCE LONG TERM SUPPLY AGREEMENT

Melbourn, UK and Slough, UK... Cambridge Antibody Technology (LSE: CAT;
NASDAQ: CATG) and Lonza Biologics today announce that they have signed a long term agreement for Lonza Biologics to manufacture and supply clinical grade antibody drugs to CAT for up to five years.

The agreement, which is effective immediately, builds on the existing close relationship between the companies and will guarantee that CAT has access to manufacturing capacity for both ongoing programmes and future projects.

Dr. David Chiswell, CAT's CEO, commented "We are aware of some concern within the industry about manufacturing capacity. This agreement between CAT and Lonza Biologics ensures that CAT's programmes will not be affected by supply problems, providing CAT, and its current and future partners, with a reliable supply of its antibodies, initially for clinical trials and potentially for commercial-scale supply. CAT has considerable expertise in process intensification and has worked with Lonza Biologics to further develop and refine efficient manufacturing processes to be used at production scale. We believe that in planning for the future and reaching a commitment with Lonza Biologics in this way, we have chosen the best and most cost-effective way forward for CAT."

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Page 2 of 3

Mr Larry Thomas, Vice-President Sales and Marketing of Lonza Biologics added "CAT is a long standing customer of Lonza Biologics. We are pleased that our existing relationship will be strengthened further by this long term agreement."


                                   -ENDS-



Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 250 people.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's partners include: Eli
     Lilly, Pfizer, Abbott , Genetics Institute, Wyeth-Ayerst, Human Genome Sciences, Pharmacia, Oxford GlycoSciences, Genzyme, Immunex, Zyomyx,
     Elan, Merck & Co and Xerion.

Lonza Biologics
o Is part of Lonza Group a Life Sciences driven chemical company headquartered in Switzerland, with sales of CHF 1.7 billion in 2000 and operating 13 facilities in 6 countries. It employs 4700 people worldwide and is the leading supplier of active chemical ingredients, intermediates and biotechnology solutions to the pharmaceutical and agrochemical industries. It also offers a broad catalogue of organic intermediates for a wide range of applications such as pharmaceuticals, agrochemicals, vitamins, food and feedstuff, dyes and pigments, adhesives and fragrances. Furthermore the Group manufactures specialty biocides and oleochemicals.
o Lonza Biologics is the world's leader in contract development and production of therapeutic antibodies and proteins. o Lonza Biologics undertakes highly specialized services for the pharmaceutical and biotechnology industries based on its nearly 20 years of experience in mammalian cell culture and on proprietary technology for the large-scale manufacturing of innovative pharmaceutical products.
o With headquarters in the United Kingdom, Lonza Biologics operates cGMP multi-product manufacturing facilities in Slough, United Kingdom and Portsmouth, New Hampshire. For more information on Lonza Biologics, visit the company's website at www.lonzagroup.com


Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934.

These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.


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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Cambridge Antibody Technology Group PLC

         Date 28 November 2001          By       /s/ Rowena Gardner
              ----------------

                                        Name:        Rowena Gardner

                                        Title:      Head of Corporate
                                                    Communications